Exhibit 3.1

STATE OF OREGON
CORPORATION DIVISION
255 Capitol St. NE, Suite 151
Salem, Oregon 97310-1327

Registry No. 047954-15

FOURTH AMENDED AND RESTATED
ARTICLES OF INCORPORATION
Business Corporation

ELECTRO SCIENTIFIC INDUSTRIES, INC.

These Fourth Amended and Restated Articles of Incorporation supersede the existing Articles of Incorporation of Electro Scientific Industries, Inc. and all amendments thereto.

ARTICLE 1

The name of the corporation is Electro Scientific Industries, Inc. (the “Corporation”).

ARTICLE 2

The number of shares the Corporation will have authority to issue is one hundred million (100,000,000) shares of common stock, no par value per share. The shares of common stock have unlimited voting rights and are entitled to receive the net assets of the Corporation.

ARTICLE 3

The address of the principal place of business of the Corporation is: 13900 NW Science Park Drive, Portland, Oregon 97229.

ARTICLE 4

The Corporation is authorized to purchase shares of common stock from present and former employees, consultants, and directors pursuant to arrangements approved by the Board of Directors when applying the provisions of the Oregon Business Corporation Act to determine the lawfulness of any such purchase.

ARTICLE 5

Exculpation. No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for conduct as a director; provided that this Paragraph A shall not eliminate the liability of a director for any act or omission for which such elimination of liability is not permitted under the Oregon Business Corporation Act. No amendment to the Oregon Business Corporation Act that further limits the acts or omissions for which elimination of liability is permitted shall affect the liability of a director for any act or omission which occurs prior to the effective date of such amendment.

Indemnification. The Corporation shall indemnify to the fullest extent then permitted by law any person who is made, or threatened to be made, a party to an action, suit or proceeding, whether civil, criminal, administrative, investigative, or otherwise (including an action, suit or proceeding by or in the right of the Corporation) by reason of the fact that the person is or was a director or officer of the Corporation or a fiduciary within the meaning of the Employee Retirement Income Security Act of 1974 with respect to any employee benefit plan of the Corporation, or serves or served at the request of the Corporation as a director or officer, or as a fiduciary of an employee benefit plan, of another Corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), amounts paid in settlement, judgments, penalties and fines reasonably and actually incurred in connection therewith. The indemnification specifically provided hereby shall not be deemed exclusive of any other rights to which such director or officer may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the official capacity of the person indemnified and as to the action in another capacity while holding such office.

ARTICLE 6

In addition to any other method provided for in the Bylaws, the shareholders may act by written consent without a meeting if (a) the action is taken by shareholders having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shareholders entitled to vote on the action were present and voted and (b) the written consent is delivered to the Corporation for inclusion in the minutes or filing with the corporate records. The Corporation must give written notice of any action taken pursuant to this Article 6 to all shareholders who did not sign the written consent. The notice provided to such shareholders must contain or be accompanied by any information required by ORS 60.211 or any other applicable provision of the Oregon Business Corporation Act.